Exhibit 2.1

Amendment Agreement

to

Amended and Restated Agreement and Plan of Merger

THIS AMENDMENT AGREEMENT (the “Agreement”) dated as of 5 September 2023 made between Takung Art Co., Ltd., a Delaware corporation, the registered office of which is at Office Q 11th Floor, Kings Wing Plaza 2, No. 1 Kwan Street, Sha Tin, New Territories, Hong Kong (“TKAT”) and NFT Limited, an exempted company incorporated under the laws of the Cayman Islands, the registered office of which is at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands, and a wholly owned subsidiary of TKAT (“NFT”). TKAT and NFT are sometimes together referred to herein as the “Constituent Entities.”

WHEREAS, TKAT and NFT entered into a certain Agreement and Plan of Merger on November 1, 2022 (the “Original Agreement”) as amended by the Amended and Restated Plan of Merger dated 15 December 2022 made between TKAT and NFT (the “Amended and Restated Plan of Merger”) pursuant to which TKAT shall be subsumed and merged with and into NFT, and NFT shall be the surviving company;

WHEREAS, the Constituent Entities desire to amend clause 1.4 (Effective Time) of the Amended and Restated Plan of Merger to confirm the desired Effective Time of the Merger be 18 September 2023 in accordance with below;

WHEREAS, all terms not defined herein shall have the meanings ascribed to such terms in the Amended and Restated Plan of Merger;

NOW THEREFORE, in consideration of the premises and of the agreements of the parties hereto contained in this Agreement, the parties hereto agree as follows:

1.1 Effective Time. Clause 1.4 of the Amended and Restated Plan of Merger shall be amended to provide that the Effective Time of the Merger shall be 18 September 2023 or such other time that the parties hereto shall have agreed upon being not later than 90 days after the time and date that this Agreement and the Amended and Restated Plan of Merger is registered with the Cayman Islands Registrar of Companies (the “Effective Time”).

1.2 Governing Law. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the Cayman Islands without regard to the conflict of law principles thereof.

1.3 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof.

1.4 No Third Party Beneficiaries. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

1.5 Counterparts. In order to facilitate the filing and recording of this Agreement, it may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

TAKUNG ART CO., LTD.
a Delaware corporation

By:	/s/ Kuangtao Wang
	Name:	Kuangtao Wang
	Title:	Chief Executive Officer

NFT Limited
a Cayman Islands exempt company

By:	/s/ Kuangtao Wang
	Name:	Kuangtao Wang
	Title:	Director